UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

DS HEALTHCARE GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

23336Q109
(CUSIP Number)
Fernando Tamez Gutierrez
1040 Biscayne Blvd., Unit 1501 Miami, FL 33132 (786) 856-8377
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23336Q109

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1 NAME OF REPORTING PERSONS Fernando Tamez Gutierrez
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) OO, PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Mexico and Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,636,565
8 SHARED VOTING POWER None
9 SOLE DISPOSITIVE POWER 2,636,565
10 SHARED DISPOSITIVE POWER None
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,565
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14 TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23336Q109

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This amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on January 9, 2018 (the “Original Schedule 13D”) by the Reporting Person (“Amendment No. 1”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 1 amends Item 3 of the Original Schedule 13D to add the following:

The Reporting Person acquired the following Shares in open market transactions:

Date	Number of Shares	Price
12/29/17	17,338	$0.010
01/03/18	182,662	$0.020
01/05/18	70,050	$0.015

The source of funds for the acquisition of such Shares was from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

This Amendment No. 1 amends Item 4 of the Original Schedule 13D to add the following:

On January 24, 2018, the Reporting Person sent a demand letter to the Issuer demanding payment of amounts due under the Performance Agreement and the June 30, 2017 employment agreement between the Reporting Person and the Issuer (the “Employment Agreement”) and the shares of DS Mexico due under the Addendum as follows:  (1) $50,000 in Shares for each of the past five years, for an aggregate amount of 2,650,202 Shares under the Performance Agreement; (2) an aggregate of $355,381.44 for the Profit Participation due over the past five years under the Performance Agreement; (3) $500,000 as a Change of Control payment under the Performance Agreement in connection with the change of a majority of the board members of DS Mexico on August 5, 2017; (4) shares representing the 48% stake in DS Mexico pursuant to the Addendum; and (5) $29,166.66 unpaid salary under the Employment Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) & (b)

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 2,636,565 Shares, representing approximately 9.4% of the Issuer’s outstanding Shares (based upon 27,937,330 Shares outstanding, which is equal to the 26,037,330 Shares outstanding as of August 14, 2017, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the Securities and Exchange Commission on August 13, 2017, plus the 1,900,000 Shares issued to the Reporting Person on November 15, 2017).

(c)

Except as described in this Amendment No. 1 or the Original Schedule 13D, there were no other transactions with respect to Shares effected during the past 60 days by the Reporting Person.

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)

Not applicable.

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Item 7. Material to be Filed as Exhibits

This Amendment No. 1 amends Item 7 of the Original Schedule 13D to file a corrected version of the Addendum to the Stock Purchase and Joint Venture Agreement filed with the Original Schedule 13D and to file Exhibit 2.

Exhibit No.

Description

1.

Addendum to the Stock Purchase and Joint Venture Agreement, dated as of August 11, 2017, by and among DS Healthcare Group, Inc. and EverCare Prohealth Technologies LTD.

2.

Employment Agreement, dated as of June 30, 2017, by and between DS Healthcare Group, Inc. and Fernando Tamez (incorporated by reference from the Form 10-Q filed with the SEC by DS Healthcare Group, Inc. on August 14, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fernando Tamez Gutierrez

Dated: February 1, 2018	By:	/s/ Fernando Tamez Gutierrez
	Name:	Fernando Tamez Gutierrez